Exhibit 21.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries	Place of Incorporation
Bao Cayman	Cayman
CTW Inc.	Japan
CTW G123 Singapore Pte, Ltd.	Singapore
CTW HK Limited	Hong Kong
Beijing Weiyou Chuxin Tech Co., Ltd.	PRC
Shanghai Weiyou Chuxin Tech Co., Ltd.	PRC